TC 9/3

BB 9/3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRO-INTEGRITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 JUDSON ROAD, SUITE 182
(No and Street)

LONGVIEW, TEXAS 75601-9770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM PERRY, CEO & PRESIDENT 903-757-9800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*


PROCESSED
SEP 05 2003
THOMSON FINANCIAL

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, DALLAS, TEXAS 75240-4253
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, WILLIAM PERRY, ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PRO-INTEGRITY SECURITIES, INC. ______, as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account solely as that of a customer, except as follows:



AMY HARRIS
Notary Public, State of Texas
My Commission Expires
August 20, 2005

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Interal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

PRO-INTEGRITY SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

CONTENTS

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
PRO-INTEGRITY SECURITIES, INC.
LONGVIEW, TEXAS

We have audited the accompanying statement of financial condition of **PRO-INTEGRITY SECURITIES, INC.** as of June 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PRO-INTEGRITY SECURITIES, INC.** as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

August 14, 2003

PRO-INTEGRITY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash	$ 136,538	
Deposits with clearing organizations	51,354	
Receivable from broker-dealer	267,806	
Receivable from stockholder	22,886	
Marketable securities owned, at market value	121,179	
Other investment	3,300	
Prepaid expenses	1,724	
Equipment at cost, less accumulated depreciation of $39,163	11,181	
		$ 615,968

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$ 268,300	
State franchise taxes:		
Payable	7,710	
Deferred	630	
Federal income taxes:		
Payable	660	
Deferred	5,460	
Total liabilities		$ 282,760
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 1,000,000 shares authorized, 800,000 shares issued and 523,800 shares outstanding, at stated value	110,098	
Retained earnings	361,612	
Sub-total	471,710	
Treasury stock, 276,200 shares at cost	(138,502)	
Net stockholders' equity		333,208
		$ 615,968

The accompanying notes are an integral part of the financial statement.

PRO-INTEGRITY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2003

REVENUES:		
Commissions	$ 4,059,769	
Interest and dividends	151,304	
Trading losses, net of gains	141,315	
Other	11,864	
Total revenues		$ 4,364,252
COSTS AND EXPENSES:		
Salaries and payroll taxes	279,505	
Commissions	3,154,107	
Clearance and brokerage	289,980	
Communications	11,902	
Occupancy costs	36,005	
Other operating expenses	398,872	
Total costs and expenses		4,170,371
NET INCOME BEFORE PROVISION FOR INCOME TAXES		193,881
PROVISION FOR INCOME TAXES:		
State franchise taxes	8,582	
Federal income taxes	49,478	
Total provision for income taxes		58,060
NET INCOME		$ 135,821

The accompanying notes are an integral part of the financial statements.

PRO-INTEGRITY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2003

	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL
Balances at June 30, 2002	$ 110,098	$ 225,791	$(21,950)	$ 313,939
Purchase of treasury shares			(120,202)	(120,202)
Issuance of treasury shares			3,650	3,650
Net income		135,821		135,821
Balances at June 30, 2003	$ 110,098	$ 361,612	$(138,502)	$ 333,208

The accompanying notes are an integral part of the financial statements.

PRO-INTEGRITY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JUNE 30, 2003

Balance at June 30, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2003	$	-0-

The accompanying notes are an integral part of the financial statements.

PRO-INTEGRITY SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2003

OPERATING ACTIVITIES		
Net income	$ 135,821	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,268	
Changes in operating assets and liabilities:		
Increase in deposits with clearing organizations	(354)	
(Increase) decrease in receivables:		
Broker-dealer	(22,183)	
Stockholder receivable	(12,734)	
Other	24,948	
Decrease in prepaid expenses	672	
Increase in accounts payable	3,267	
Decrease in payable to broker-dealer	(8,124)	
Increase in State franchise tax liability:		
Payable	509	
Deferred	350	
Increase (decrease) in Federal income taxes:		
Payable	(47,122)	
Deferred	3,034	
Net cash provided by operating activities		$ 89,352
FINANCING ACTIVITIES		
Purchase of common stock for treasury	(120,202)	
Issuance of common stock from treasury	3,650	
Net cash used in financing activities		(116,552)
INVESTING ACTIVITIES		
Increase in marketable securities	(66,226)	
Property dispositions	9,944	
Net cash used in investing activities		(56,282)
Decrease in cash during year		(83,482)
Cash at June 30, 2002		220,020
Cash at June 30, 2003		$ 136,538
SUPPLEMENTARY INFORMATION:		
Income taxes paid		$ 93,566
Interest paid		$ 360

The accompanying notes are an integral part of the financial statements.

PRO- INTEGRITY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

A. COMPANY:

PRO-INTEGRITY SECURITIES, INC., was incorporated on January 21, 1998 in Texas.

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash Equivalents -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectible or doubtful of collection are written off and charged against income when such determinations are made.

4. **Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

5. **Equipment -** Equipment is stated at cost less accumulated depreciation that is provided by charges to income over estimated useful lives using the straight-line method.

6. **Income taxes -** Deferred federal income taxes arise from timing differences resulting from use of the straight-line method to record depreciation provisions on equipment for financial reporting purposes and use of accelerated methods for federal income tax purposes. Also, timing differences arise from valuing marketable securities at current values for financial reporting purposes and cost amounts for federal income tax purposes.

7. **Use of Estimates -** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. OPERATING LEASES:

For the year ended June 30, 2003, rental payments on operating leases totaled $50,114. At June 30, 2003, minimum annual rental commitments on long-term leases for the years ending June 30, 2004 and 2005 are $31,080 and $18,130, respectively and none thereafter.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $262,331 which was $212,331 in excess of its required net capital of $50,000. The Company's net capital ratio was to 1.1 to 1.

F. CONTINGENCIES:

There are claims and actions pending against the Company. The outcome of these is uncertain. Management believes any adverse consequences arising from these claims and actions will be manageable.

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
PRO-INTEGRITY SECURITIES, INC.
LONGVIEW, TEXAS

We have audited the accompanying financial statements of **PRO-INTEGRITY SECURITIES, INC.** as of and for the year ended June 30, 2003, and have issued our report thereon dated August 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

August 14, 2003

Schedule I

PRO-INTEGRITY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 333,208
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	333,208
Deductions and/or charges:	
Non-allowable assets	61,746
Net capital before haircuts on securities positions	271,462
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	9,131
Net Capital	$ 262,331
AGGREGATE INDEBTEDNESS	$ 282,760

(Continued)

PRO-INTEGRITY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

JUNE 30, 2003

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 18,860
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 212,331
Excess net capital at 1000%	$ 234,055
Ratio of aggregate indebtedness to net capital	1.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 207,708
Audit adjustments	54,623
Net capital	$ 262,331

Schedule II

PRO-INTEGRITY SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Correspondent Services Corporation
A PaineWebber Company

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
PRO-INTEGRITY SECUTITIES, INC.
LONGVIEW, TEXAS

In planning and performing our audit of the financial statements of **PRO-INTEGRITY SECUTITIES, INC.** for the year ended June 30, 2003, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
PRO-INTEGRITY SECUTITIES, INC.
LONGVIEW, TEXAS

In planning and performing our audit of the financial statements of **PRO-INTEGRITY SECUTITIES, INC.** for the year ended June 30, 2003, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

August 14, 2003